EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents		240,581	218,359
Restricted cash		19,798	19,815
Marketable securities		139	139
Accounts receivable		26,299	28,118
Biological assets	5	3,507	1,187
Inventory	6	125,334	127,919
Prepaid expenses and deposits		12,580	16,860
Investments	12	595	27,560
Assets held for sale	7	746	19,051
Net investment in subleases	10	2,754	2,832
		432,333	461,840
Non-current assets
Long-term deposits and receivables		4,460	3,679
Right of use assets	8	122,701	115,435
Property, plant and equipment	9	152,510	145,810
Net investment in subleases	10	12,350	15,354
Intangible assets	11	59,224	61,325
Investments	12	19,089	8,427
Equity-accounted investees	13	391,146	413,124
Goodwill		124,248	124,248
Total assets		1,318,061	1,349,242

Liabilities
Current liabilities
Accounts payable and accrued liabilities		50,652	56,275
Lease liabilities	15	35,158	34,256
Derivative warrants	14	—	26
		85,810	90,557
Non-current liabilities
Lease liabilities	15	119,971	118,017
Other liabilities		12,989	7,312
Total liabilities		218,770	215,886

Shareholders’ equity
Share capital	16(b)	2,295,625	2,346,728
Warrants		667	667
Contributed surplus		66,435	57,156
Accumulated deficit		(1,312,710)	(1,323,965)
Accumulated other comprehensive income ("AOCI")		49,274	52,770
Total shareholders’ equity		1,099,291	1,133,356
Total liabilities and shareholders’ equity		1,318,061	1,349,242

Commitments and contingencies (note 25)

Subsequent events (note 26)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2025	2024	2025	2024
Net revenue	18	244,219	236,892	693,902	662,769
Cost of sales	6	180,042	173,924	505,483	491,237
Gross profit		64,177	62,968	188,419	171,532

Investment income	19	1,777	5,577	6,162	12,817
Share of (loss) profit of equity-accounted investees	13	(234)	(13,401)	(4,387)	999

General and administrative		45,967	49,980	137,702	142,711
Sales and marketing		3,617	2,813	10,768	8,850
Depreciation and amortization	8,9,11	12,928	13,389	39,076	41,051
Share-based compensation	17	10,883	5,702	15,190	15,428
Restructuring costs		1,134	1,918	2,287	2,050
Asset impairment (recovery), net	8,9	2,051	(258)	2,971	2,317
Research and development		156	76	354	222
Loss (gain) on disposition of assets		34	35	(54)	441
Operating loss		(11,050)	(18,511)	(18,100)	(27,722)

Other (expenses) income, net	20	(2,269)	609	(7,041)	(4,080)
Loss before income tax		(13,319)	(17,902)	(25,141)	(31,802)
Income tax (expense) recovery		—	(1,434)	—	2,847
Net loss		(13,319)	(19,336)	(25,141)	(28,955)

Equity-accounted investees - share of other comprehensive income (loss)	13	7,709	(4,802)	(13,250)	9,532
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	12	12,940	—	9,754	—
Comprehensive income (loss)		7,330	(24,138)	(28,637)	(19,423)

Net loss attributable to:
Owners of the Company		(13,319)	(19,328)	(25,141)	(27,654)
Non-controlling interest		—	(8)	—	(1,301)
		(13,319)	(19,336)	(25,141)	(28,955)
Comprehensive income (loss) attributable to:
Owners of the Company		7,330	(24,130)	(28,637)	(18,122)
Non-controlling interest		—	(8)	—	(1,301)
		7,330	(24,138)	(28,637)	(19,423)
Net loss per common share attributable to owners of the Company
Basic and diluted	22	$(0.05)	$(0.07)	$(0.10)	$(0.10)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	AOCI - Equity-accounted investees	AOCI - Investments at FVOCI	Non- controlling interest	Total
Balance at December 31, 2024		2,346,728	667	57,156	—	(1,323,965)	50,906	1,864	—	1,133,356
Net loss		—	—	—	—	(25,141)	—	—	—	(25,141)
Other comprehensive loss (income)		—	—	—	—	—	(13,250)	9,754	—	(3,496)
Share repurchases		(51,465)	—	—	—	36,396	—	—	—	(15,069)
Share-based compensation	17	—	—	9,641	—	—	—	—	—	9,641
Employee awards exercised		362	—	(362)	—	—	—	—	—	—
Balance at September 30, 2025		2,295,625	667	66,435	—	(1,312,710)	37,656	11,618	—	1,099,291

Balance at December 31, 2023		2,375,950	2,260	73,014	2,279	(1,260,851)	19,417	—	17,271	1,229,340
Net loss		—	—	—	—	(27,654)	—	—	(1,301)	(28,955)
Other comprehensive income		—	—	—	—	—	9,532	—	—	9,532
Share issuances		164	—	—	—	—	—	—	—	164
Share issuance costs		(57)	—	—	—	—	—	—	—	(57)
Share issuances by subsidiaries		—	—	52	—	—	—	—	76	128
Acquisition		3,693	—	—	—	—	—	—	—	3,693
Warrants expired		—	(1,593)	753	—	—	—	—	—	(840)
Share-based compensation	17	—	—	11,255	—	—	—	—	—	11,255
Employee awards exercised		3,483	—	(3,483)	—	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	—	13	13
Balance at September 30, 2024		2,383,233	667	81,591	2,279	(1,288,505)	28,949	—	16,059	1,224,273

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Net loss for the period		(13,319)	(19,336)	(25,141)	(28,955)
Adjustments for:
Income tax expense (recovery)		—	1,434	—	(2,847)
Interest and fee income	19	(1,675)	(5,577)	(5,849)	(12,886)
Change in fair value of biological assets	5	(784)	167	(2,559)	(401)
Change in fair value of inventory sold		1,313	—	1,313	—
Share-based compensation	17	10,883	5,702	15,190	15,428
Depreciation and amortization	8,9,11	13,972	13,970	42,108	42,679
Loss (gain) on disposition of assets		34	35	(54)	441
Inventory impairment and obsolescence	6	1,833	413	2,663	3,395
Finance costs, net	20	1,812	1,740	5,149	5,522
Change in estimate of fair value of derivative warrants		(1)	(3,848)	(26)	(4,348)
Unrealized foreign exchange (gain) loss		(153)	80	40	235
Transaction costs		—	—	—	164
Asset impairment (recovery), net	8,9	2,051	(258)	2,971	2,317
Share of loss (profit) of equity-accounted investees	13	234	13,401	4,387	(999)
Unrealized (gain) loss on marketable securities	19	(102)	—	(313)	69
Additions to marketable securities		—	(327)	313	(327)
Income distributions from equity-accounted investees		—	10,715	68	10,715
Interest received		1,409	4,496	5,628	10,317
Change in non-cash working capital	21	14,194	(13)	(282)	(9,722)
Net cash provided by operating activities		31,701	22,794	45,606	30,797
Investing activities
Additions to property, plant and equipment	9	(5,185)	(1,706)	(8,853)	(5,306)
Additions to intangible assets	11	—	(2,421)	—	(2,421)
Additions to investments	12	—	(29,066)	(16,414)	(29,966)
Principal payments from investments	12	129	10,114	27,293	12,382
Proceeds from disposal of investments	12	15,058	—	15,058	—
Capital refunds from equity-accounted investees	13	—	—	—	168
Capital distributions from equity-accounted investees	13	481	89,758	4,273	89,758
Proceeds from disposal of property, plant and equipment		—	—	166	126
Acquisitions, net of cash acquired	26	—	—	(1,000)	(1,654)
Change in non-cash working capital	21	39	(191)	10	379
Net cash provided by investing activities		10,522	66,488	20,533	63,466
Financing activities
Change in restricted cash		—	(243)	—	(324)
Payments on lease liabilities, net	10,15	(9,920)	(9,780)	(29,217)	(27,002)
Repurchase of common shares	16(b)	(3)	—	(15,034)	—
Proceeds from issuance of shares, net of costs		—	—	—	(57)
Issuance of common shares by subsidiaries		—	—	—	174
Change in non-cash working capital	21	57	783	334	881
Net cash used in financing activities		(9,866)	(9,240)	(43,917)	(26,328)
Change in cash and cash equivalents		32,357	80,042	22,222	67,935
Cash and cash equivalents, beginning of period		208,224	182,934	218,359	195,041
Cash and cash equivalents, end of period		240,581	262,976	240,581	262,976

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 101, 17220 Stony Plain Road, Edmonton, Alberta.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 13), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis industry is a growing industry and the Company has not observed significant seasonality as of yet.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL” and on the Canadian Securities Exchange under the symbol “SNDL”.

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on certain imports from the United States. Canada and the United States continue ongoing negotiations on a new trade and security relationship, though the scope and terms of such negotiations and the agreements they may produce, if any, are unknown. These tariff announcements and the risk of further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the nine months ended September 30, 2025.

2.
Basis of presentation

Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

annual consolidated financial statements for the year ended December 31, 2024. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2024.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, changes to investments have been separated into additions to investments and principal payments from investments on the condensed consolidated interim statement of cash flows.

These financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on November 3, 2025.

3.
Business acquisitions

On July 5, 2024, the Company announced that it had entered into a purchase agreement with Indiva Limited (“Indiva”) and its direct and indirect subsidiaries (collectively with Indiva, the “Indiva Group”), pursuant to which the Company offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (the “Indiva Transaction”) for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to the Company, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group’s proceedings under the Companies’ Creditors Arrangement Act (Canada).

On November 4, 2024, the Company announced that it had successfully closed the Indiva Transaction for consideration of approximately $21.1 million, comprised of the extinguishment of $20.7 million in total debt owing by Indiva to the Company and a cash payment of approximately $0.4 million.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment. The fair value of consideration paid was as follows:

Provisional
Extinguishment of term loan	18,923
Extinguishment of debtor-in-possession loan	1,750
Cash	385
21,058

The preliminary fair value of the assets and liabilities acquired was as follows:

Provisional
Cash	3
Accounts receivable	4,057
Inventory	4,860
Prepaid expenses and deposits	205
Right of use assets	562
Property, plant and equipment	21,213
Accounts payable and accrued liabilities	(4,100)
Lease liabilities	(286)
Total identifiable net assets acquired	26,514
Bargain purchase gain	(5,456)
21,058

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The excess of the aggregate fair value of the identifiable net assets acquired over the fair value of the consideration was $5.46 million, which was recorded as a bargain purchase gain included in other expenses, net, in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2024. The bargain purchase gain was primarily due to the fair value adjustments on the identifiable property, plant and equipment and net working capital acquired.

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, the accounting for the acquisition will be revised. All such adjustments will be recorded to the bargain purchase gain in the period that the adjustment is identified. For the three and nine months ended September 30, 2025, no changes were made to the preliminary fair value of the assets and liabilities acquired or the bargain purchase gain.

4.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at September 30, 2025
Total assets (1)	211,092	207,865	—	418,957	322,158	410,830	166,116	1,318,061
Nine months ended September 30, 2025
Net revenue (2)	246,960	107,544	(51,391)	303,113	390,789	—	—	693,902
Gross profit	63,974	23,452	—	87,426	100,993	—	—	188,419
Operating income (loss)	22,329	(3,628)	—	18,701	24,276	1,775	(62,852)	(18,100)
Earnings (loss) before income tax	20,194	(3,772)	—	16,422	21,356	1,775	(64,694)	(25,141)
Three months ended September 30, 2025
Net revenue (2)	85,021	37,389	(17,579)	104,831	139,388	—	—	244,219
Gross profit	22,465	5,008	—	27,473	36,704	—	—	64,177
Operating income (loss)	9,105	(5,434)	—	3,671	11,222	1,543	(27,486)	(11,050)
Earnings (loss) before income tax	8,086	(5,458)	—	2,628	10,374	1,543	(27,864)	(13,319)
(1)
As at September 30, 2025, cash and cash equivalents have been allocated to Corporate from Investments.
(2)
The Company has eliminated $51.4 million for the nine months ended September 30, 2025 and $17.6 million for the three months ended September 30, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments(1)	Corporate	Total
As at December 31, 2024
Total assets	195,823	230,021	—	425,844	326,061	577,522	19,815	1,349,242
Nine months ended September 30, 2024
Net revenue (2)	228,519	72,378	(39,307)	261,590	401,179	—	—	662,769
Gross profit	58,337	11,725	—	70,062	101,470	—	—	171,532
Operating income (loss)	7,255	(1,728)	—	5,527	22,456	13,711	(69,416)	(27,722)
Earnings (loss) before income tax	4,637	(2,133)	—	2,504	19,314	13,136	(66,756)	(31,802)
Three months ended September 30, 2024
Net revenue (2)	81,144	25,007	(13,824)	92,327	144,565	—	—	236,892
Gross profit	20,710	5,307	—	26,017	36,951	—	—	62,968
Operating income (loss)	4,395	(703)	—	3,692	11,795	(7,824)	(26,174)	(18,511)
Earnings (loss) before income tax	3,328	(65)	—	3,263	10,900	(7,824)	(24,241)	(17,902)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $39.3 million for the nine months ended September 30, 2024 and $13.8 million for the three months ended September 30, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

Geographical disclosure

As at September 30, 2025, the Company had non-current assets related to credit investments in the United States of $391.1 million (December 31, 2024 – $413.1 million). For the nine months ended September 30, 2025, share of profit of equity-accounted investees related to operations in the United States was a loss of $4.4 million (nine months ended September 30, 2024 – profit of $1.0 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

5.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	September 30, 2025	December 31, 2024
Balance, beginning of year	1,187	429
Increase in biological assets due to capitalized costs	12,088	7,243
Net change in fair value of biological assets	2,559	(892)
Transferred to inventory upon harvest	(12,327)	(5,593)
Balance, end of period	3,507	1,187

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2025, it is estimated that the Company’s biological assets will yield approximately 13,795 kilograms (December 31, 2024 – 4,500 kilograms) of dry cannabis when harvested. During the nine months ended September 30, 2025, the Company harvested 19,681 kilograms of dry cannabis (nine months ended September 30, 2024 – 5,529 kilograms).

6.
Inventory

As at	September 30, 2025	December 31, 2024
Retail liquor	74,907	73,538
Retail cannabis	18,540	21,783
Harvested cannabis
Raw materials, packaging and components	11,802	13,030
Work-in-progress	15,237	16,058
Finished goods	4,848	3,510
	125,334	127,919

During the three and nine months ended September 30, 2025, inventories of $177.7 million and $504.1 million were recognized in cost of sales as an expense (three and nine months ended September 30, 2024 – $173.3 million and $488.4 million).

During the three and nine months ended September 30, 2025, the Company recognized inventory write downs of $1.8 million and $2.7 million (three and nine months ended September 30, 2024 – $0.4 million and $3.4 million).

7.
Assets held for sale

At September 30, 2025, assets held for sale were measured at their fair value less costs to sell and comprised of the following:

As at	September 30, 2025	December 31, 2024
Olds facility	—	18,800
Extraction equipment	746	251
	746	19,051

The Olds facility, located in Olds, Alberta, had a primary purpose to cultivate cannabis for the adult-use market. Upon closing the Olds facility, management committed to a plan to sell the Olds facility and classified the asset as available for sale. During the nine months ended September 30, 2025, management concluded that the Olds facility no longer met certain criteria for assets held for sale due to secondary commercial real estate market conditions in Alberta and therefore reclassified it back to property, plant and equipment.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

8.
Right of use assets

Cost
Balance at December 31, 2024	217,251
Additions	9,331
Renewals, remeasurements and dispositions	20,315
Balance at September 30, 2025	246,897

Accumulated depreciation and impairment
Balance at December 31, 2024	101,816
Depreciation	23,895
Impairment reversal	(1,515)
Balance at September 30, 2025	124,196

Net book value
Balance at December 31, 2024	115,435
Balance at September 30, 2025	122,701

For the nine months ended September 30, 2025, the Company recorded the following net impairment reversals on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(468)	(468)
June 30, 2025	—	(586)	(586)
September 30, 2025	—	(461)	(461)
	—	(1,515)	(1,515)

Refer to note 9 for the significant assumptions applied in the impairment test.

For the nine months ended September 30, 2024, the Company recorded the following net impairment (reversals) losses on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(159)	1,756	1,597
June 30, 2024	(132)	(283)	(415)
September 30, 2024	(192)	98	(94)
	(483)	1,571	1,088

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2024	9,454	51,251	78,250	108,903	2,571	250,429
Additions	—	—	1,244	2,796	5,736	9,776
Transfers from CIP	—	—	2,571	—	(2,571)	—
Transfer from (to) assets held for sale	—	18,800	—	(507)	—	18,293
Dispositions	—	—	(6)	(2,285)	—	(2,291)
Balance at September 30, 2025	9,454	70,051	82,059	108,907	5,736	276,207

Accumulated depreciation and impairment
Balance at December 31, 2024	—	4,960	38,126	61,533	—	104,619
Depreciation	—	1,254	6,700	8,158	—	16,112
Impairment (recovery)	689	4,943	(862)	(284)	—	4,486
Dispositions	—	—	(6)	(1,514)	—	(1,520)
Balance at September 30, 2025	689	11,157	43,958	67,893	—	123,697

Net book value
Balance at December 31, 2024	9,454	46,291	40,124	47,370	2,571	145,810
Balance at September 30, 2025	8,765	58,894	38,101	41,014	5,736	152,510

During the nine months ended September 30, 2025, depreciation expense of $3.0 million was capitalized to biological assets and inventory (nine months ended September 30, 2024 – $1.6 million).

During the nine months ended September 30, 2025, the Company determined that indicators of impairment existed relating to certain land, production facilities and machinery and equipment, due to the consolidation of the Company’s edible facilities as part of its integration strategy. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $3.1 million was recorded was recorded to write down the assets to their recoverable amount of $3.5 million. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the nine months ended September 30, 2025, the Company determined that indicators of impairment existed relating to the Stellarton facility due to slow moving market conditions. The estimated recoverable amount of the facility was determined to be its fair value less costs of disposal and an impairment of $2.7 million was recorded was recorded to write down the facility to its recoverable amount of $2.4 million. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the nine months ended September 30, 2025, the Company determined that indicators of impairment existed relating to one cannabis retail store due to underperforming store level operating results, as well as indicators of impairment reversal relating to seven previously impaired cannabis retail stores showing improved store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 12.4% – 15.5% was estimated and is based on market assessments of the time value of money and CGU specific risks to determine the weighted average cost of capital for the given CGU.

For the nine months ended September 30, 2025, the Company recorded the following net impairment reversals on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(263)	(263)
June 30, 2025	—	(487)	(487)
September 30, 2025	—	(567)	(567)
	—	(1,317)	(1,317)

The Company also recorded impairment losses and impairment reversals on right of use assets (note 8).

For the nine months ended September 30, 2024, the Company recorded the following net impairment (reversals) losses on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(766)	772	6
June 30, 2024	224	(215)	9
September 30, 2024	(1,050)	886	(164)
	(1,592)	1,443	(149)
10.
Net investment in subleases

	September 30, 2025	December 31, 2024
Balance, beginning of year	18,186	21,366
Additions	—	716
Finance income	471	763
Rents recovered (payments made directly to landlords)	(2,514)	(3,558)
Dispositions and remeasurements	(1,039)	(1,101)
Balance, end of period	15,104	18,186

Current portion	2,754	2,832
Long-term	12,350	15,354

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail licenses	Total
Cost
Balance at December 31, 2024	81,900	10,000	5,589	6,482	103,971
Balance at September 30, 2025	81,900	10,000	5,589	6,482	103,971

Accumulated amortization and impairment
Balance at December 31, 2024	35,619	4,314	2,468	245	42,646
Amortization	130	935	672	364	2,101
Balance at September 30, 2025	35,749	5,249	3,140	609	44,747

Net book value
Balance at December 31, 2024	46,281	5,686	3,121	6,237	61,325
Balance at September 30, 2025	46,151	4,751	2,449	5,873	59,224

12.
Investments

As at	September 30, 2025	December 31, 2024
Investments at amortized cost	1,021	27,934
Investments at FVOCI	18,663	8,053
	19,684	35,987

Current portion	595	27,560
Long-term	19,089	8,427

Investments at amortized cost

Delta 9

On July 5, 2024, the Company announced that it had completed the acquisition of the principal indebtedness of Delta-9 Cannabis Inc. for a purchase price of $28.1 million. The investment consisted of a 5 year commercial mortgage bearing interest at an annual interest rate of 4.55% with an amortization period of 12 years and a revolving overdraft bearing interest at an annual interest rate of prime rate plus 2.45%.

In March 2025, the Company received payment for the entire balance including fees.

Investments at fAIR vALUE tHROUGH OTHER COMPREHENSIVE INCOME

During the nine months ended September 30, 2025, the Company acquired an additional $15.9 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. During the nine months ended September 30, 2025, the Company disposed of $9.8 million of investments in listed common shares for proceeds of $15.1 million, recognizing a gain of $5.3 million in other comprehensive income.

The remaining shares were marked to market to $18.7 million as a Level 1 investment and the corresponding $4.5 million gain was recognized in other comprehensive income.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Equity-accounted investees

As at	September 30, 2025	December 31, 2024
Interest in joint venture	391,146	413,124

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2024	413,124
Share of net loss	(4,387)
Share of other comprehensive loss	(13,250)
Distributions	(4,341)
Balance at September 30, 2025	391,146

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	September 30, 2025	September 30, 2024
Current assets (including cash and cash equivalents - 2025: $0.7 million, 2024: $0.8 million)	5,646	1,958
Non-current assets	383,461	446,036
Current liabilities	(887)	(870)
Net assets (liabilities) (100%)	388,220	447,124

Nine months ended September 30	2025	2024
(Loss) revenue	(2,330)	6,768
(Loss) profit from operations	(3,825)	1,581
Other comprehensive (loss) income	(13,250)	12,379
Total comprehensive (loss) income	(17,065)	13,962

14.
Derivative Warrants

	September 30, 2025	December 31, 2024
Balance, beginning of year	26	4,400
Change in fair value recognized in profit or loss	(26)	(4,374)
Balance, end of period	—	26

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

On August 18, 2025, the 50,000 remaining 2020 series A warrants expired. These warrants were issued in 2020 as part of a registered equity offering. As at September 30, 2025, there were no derivative warrants outstanding.

15.
Lease Liabilities

	September 30, 2025	December 31, 2024
Balance, beginning of year	152,273	167,029
Acquisitions	—	3,114
Additions	9,351	2,212
Lease payments	(31,731)	(40,510)
Renewals, remeasurements and dispositions	19,414	12,038
Tenant inducement allowances received	258	693
Accretion expense	5,564	7,697
Balance, end of period	155,129	152,273

Current portion	35,158	34,256
Long-term	119,971	118,017

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at September 30, 2025:

September 30, 2025
Less than one year	42,417
One to three years	73,327
Three to five years	59,253
Thereafter	4,615
Minimum lease payments	179,612

16.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		September 30, 2025		December 31, 2024
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		263,021,847	2,346,728	262,775,853	2,375,950
Share issuances		—	—	96,399	164
Share issuance costs		—	—	—	(59)
Share repurchases		(5,763,535)	(51,465)	(5,002,372)	(45,165)
Acquisitions		—	—	1,259,536	4,137
Employee awards exercised		138,216	362	3,892,431	11,701
Balance, end of period		257,396,528	2,295,625	263,021,847	2,346,728

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

During the nine months ended September 30, 2025, the Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

17.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). During 2019, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Equity-settled expense
Stock options (B)	—	—	—	1
Restricted share units (1) (C)	3,561	4,503	9,641	11,254
Cash-settled (recovery) expense
Deferred share units (1)(2) (D)	7,322	1,199	5,549	4,173
	10,883	5,702	15,190	15,428
(1)
For the nine months ended September 30, 2024, the Company recognized share-based compensation expense under Nova Cannabis Inc.’s (“Nova”) RSU plan of $6 and share-based compensation expense under Nova’s DSU plan of $1,110.
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

The following table summarizes changes in the simple and performance warrants during the nine months ended September 30, 2025:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2024	38,880	$57.22	24,800	$59.07
Expired	(17,440)	16.91	—	0.00
Balance at September 30, 2025	21,440	$90.00	24,800	$59.07

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at September 30, 2025:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$62.50 - $93.75	16,000	62.50	1.28	16,000	62.50	1.28
$125.00 - $312.50	5,440	170.89	1.78	5,440	170.89	1.78
	21,440	$90.00	1.41	21,440	$90.00	1.41
Performance warrants
$6.25 - $9.38	6,400	6.25	n/a	6,400	6.25	0.41
$29.69 - $45.31	6,400	31.25	n/a	6,400	31.25	0.41
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	0.41
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	24,800	$59.07	n/a	14,134	$25.83	0.41
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the nine months ended September 30, 2025:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2024	571,758	$12.44
Forfeited	(1,667)	11.79
Expired	(300)	31.50
Balance at September 30, 2025	569,791	$12.43

The following table summarizes outstanding stock options as at September 30, 2025:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	4.66	10,000	4.66
$11.79	466,458	1.30	466,458	1.30
$11.90	8,160	4.74	8,160	4.74
$15.57	82,473	0.05	82,473	0.05
$31.50	2,700	3.34	2,700	3.34
	569,791	1.23	569,791	1.23
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in RSUs during the nine months ended September 30, 2025:

RSUs outstanding
Balance at December 31, 2024	9,370,685
Granted	4,082,665
Forfeited	(293,659)
Exercised	(138,216)
Balance at September 30, 2025	13,021,475

At September 30, 2025, no RSUs were vested or exercisable. During the nine months ended September 30, 2025, 0.8 million RSUs were granted that included a non-market vesting condition based on the Company’s successful completion of reorganization targets.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at September 30, 2025, the Company recognized a liability of $12.6 million relating to the fair value of cash-settled DSUs (December 31, 2024 – $7.1 million). The liability is included as a non-current liability within other liabilities.

The following table summarizes changes in DSUs during the nine months ended September 30, 2025:

DSUs outstanding
Balance at December 31, 2024	3,043,070
Granted	408,415
Balance at September 30, 2025	3,451,485

At September 30, 2025, 2.55 million DSUs were vested but none were exercisable (December 31, 2024 – 2.14 million).

The DSU plan was amended for grants made in 2025 and onward, allowing directors who have met the Company’s share ownership guidelines to select a redemption date based on specific criteria. All DSUs granted prior to December 31, 2024 can only be exercised once a director ceases to be on the Board.

18.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, proprietary licensing, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Liquor retail revenue
Retail	139,000	144,152	389,501	400,179
Proprietary licensing	388	413	1,288	1,000
Liquor retail revenue	139,388	144,565	390,789	401,179
Cannabis retail revenue
Retail	79,521	75,706	230,668	212,798
Proprietary licensing	4,261	4,014	12,618	11,363
Franchise	1,239	1,424	3,674	4,358
Cannabis retail revenue	85,021	81,144	246,960	228,519
Cannabis operations revenue
Provincial boards	43,095	31,346	115,363	87,266
Wholesale	10,235	7,923	32,851	23,058
Analytical testing and other	149	169	459	827
Intersegment eliminations	(17,579)	(13,824)	(51,391)	(39,307)
Cannabis operations revenue	35,900	25,614	97,282	71,844
Gross revenue	260,309	251,323	735,031	701,542
Excise taxes (1)	16,090	14,431	41,129	38,773
Net revenue	244,219	236,892	693,902	662,769
(1)
Excise tax is only applicable to cannabis operations provincial board revenue.
19.
Investment income (LOSS)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Interest income from investments at amortized cost	23	1,123	1,414	2,737
Interest and fee income from investments at fair value through profit and loss ("FVTPL")	—	2,360	—	3,859
Interest income from cash	1,652	2,094	4,435	6,290
Gain (loss) on marketable securities	102	—	313	(69)
	1,777	5,577	6,162	12,817

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

20.
Other (expenses) INCOME, NET

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Finance (costs) income
Accretion on lease liabilities	(1,936)	(1,901)	(5,564)	(5,788)
Change in fair value of investments at FVTPL	—	—	—	(575)
Financial guarantee liability recovery	13	15	41	34
Other finance (costs) recoveries	(38)	(48)	(97)	227
Interest income	149	194	471	580
Total finance costs	(1,812)	(1,740)	(5,149)	(5,522)
Change in fair value of derivative warrants	1	3,848	26	4,348
Transaction costs	(465)	(1,344)	(1,561)	(2,339)
Foreign exchange loss	7	(155)	(357)	(567)
	(2,269)	609	(7,041)	(4,080)

21.
SUPPLEMENTAL CASH FLOW DISCLOSURES

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Cash provided by (used in):
Accounts receivable	3,487	(2,165)	2,270	1,730
Biological assets	1,362	(200)	239	(71)
Inventory	4,986	4,636	(1,391)	(2,044)
Prepaid expenses and deposits	2,363	6,387	4,211	6,432
Investments	—	26	—	245
Right of use assets	(5,884)	(438)	(8,833)	(1,608)
Property, plant and equipment	39	(211)	10	162
Accounts payable and accrued liabilities	2,021	(8,684)	(5,594)	(15,772)
Lease liabilities	5,916	1,228	9,150	2,464
	14,290	579	62	(8,462)

Changes in non-cash working capital relating to:
Operating	14,194	(13)	(282)	(9,722)
Investing	39	(191)	10	379
Financing	57	783	334	881
	14,290	579	62	(8,462)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22.
Earnings (Loss) per share

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Weighted average shares outstanding (000s)
Diluted (1)	257,370	265,147	257,929	263,986
Net earnings (loss) attributable to owners of the Company	(13,319)	(19,328)	(25,141)	(27,654)
Per share - basic and diluted	$(0.05)	$(0.07)	$(0.10)	$(0.10)
(1)
For the nine months ended September 30, 2025, there were 118.4 thousand equity classified warrants, 21.4 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 13.0 million RSUs that were excluded from the calculation as the impact was anti-dilutive (nine months ended September 30, 2024 – 118.4 thousand equity classified warrants, 50.0 thousand derivative warrants, 39.2 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 11.9 million RSUs).
23.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, investments at FVOCI, accounts payable and accrued liabilities and derivative warrants.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVOCI and derivative warrants are as follows:

		Fair value measurements using
September 30, 2025	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	18,663	18,663	—	—

		Fair value measurements using
December 31, 2024	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	8,053	8,053	—	—
Financial liabilities
Derivative warrants (1)	26	—	—	26
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

24.
RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 13 relating to the Company’s joint venture.

A former member of key management personnel (retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to September 10, 2024, the Company paid $125.2 thousand in total rent with respect to this lease.

25.
Commitments and contingencies

The following table summarizes contractual commitments at September 30, 2025:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	50,652	—	—	—	50,652
Financial guarantee liability	—	177	—	—	177
Loyalty liability	—	170	—	—	170
Balance, end of year	50,652	347	—	—	50,999
A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.

26.
Subsequent Events

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”). The Company has also paid a deposit of $1.0 million to be held in escrow until the 1CM Transaction closes.

Under the terms of the 1CM Agreement, the Company will acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction (the “Closing”). The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The 1CM Transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders.

On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

Closing remains subject to the satisfaction of certain customary closing conditions, including certain outstanding regulatory approvals. Subject to the satisfaction or waiver of all of the conditions to the Closing, the 1CM Transaction is expected to be completed in the fourth quarter of 2025.